RYAN'S FAMILY STEAK HOUSES, INC. REPORTS
                RECORD NOVEMBER SALES RESULTS

                      -----------------

Ryan's Family Steak Houses, Inc. (NASDAQ:RYAN) today announced that average unit sales for the 4-week period ending December 5, 2001 ("November") reached record levels for November sales periods. November represents the eighth record month during 2001.

All-store and same-store sales for the month increased by 5.4% and 4.3%, respectively. Other details follow:
                               November 2001
                                (Unaudited)

  Total sales                 $55,760,000
  Increase from prior year            +7%

  Average unit sales:

  All-store (all Ryan's units)      +5.4%
  Same-store (open at least 18 mos.)+4.3%


At  December  5,  2001, the Company owned and  operated  312
Ryan's.

The Company's next accounting period consists of 4 weeks, ending on January 2, 2002 (fiscal 2001 year-end).


NOTE: This information as well as other Ryan's analyst information can now be e-mailed to you. If you received this information via fax and would rather receive it via e-mail, please send a message to
        fdunlap@ryansinc.com indicating your desire to receive information via e-mail as well as your name and company.